# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: dLocal Ltd, CIK 0001846832
CUSIP: G29018101
Title of class of securities: Class A Common Shares, par value $0.002 per share
Address of issuer's principal executive offices: Dr. Luis Bonavita, 1294, Montevideo, Uruguay (X3), 11300
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-22-015408
Filed by CIK 0001945696

## Reporting persons
- Emiliano Sebastian Fernandez Balague: type of reporting person: individual (IN); citizenship or place of organization: Virgin Islands British (D8); sole voting power 16,346,624; shared voting power 0; sole dispositive power 16,346,624; shared dispositive power 0; aggregate amount beneficially owned 16,346,624 (10.8% of the class)
  Comment: Aggregate amount beneficially owned by each reporting person consists of 14,592,826 Class A common shares held indirectly through Unsal Holdings Limited and 1,753,798 Class A common shares held indirectly through St. Bull Financial Services Inc.

## Item 1. Issuer
Name of issuer: dLocal Ltd
Address of issuer's principal executive offices: Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Emiliano Sebastian Fernandez Balague (the "Reporting Person"). The Reporting Person is a shareholder of the Issuer.
Address of principal business office or, if none, residence: The principal office and business address of the Reporting person is Unit 106 West Bay Street Lot 5, Nassau, New Providence, Bahamas.
Citizenship: See row 4 of the cover pages to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
All ownership percentages assume that there are 151,420,944 Class A common shares outstanding.

The information set forth in Item 2 above is incorporated by reference for the Reporting Person.

Emiliano Sebastian Fernandez Balague disclaims any beneficial ownership of the shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

See row 9 of the cover pages to this Schedule 13G.
Percent of class: See row 11 of the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Emiliano Sebastian Fernandez Balague: /s/ Emiliano Sebastian Fernandez Balague, Emiliano Sebastian Fernandez Balague (02/14/2025)